UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NUPATHE INC.

(Name of Subject Company (Issuer))

TRAIN MERGER SUB, INC.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

TEVA PHARMACEUTICAL INDUSTRIES LTD.

(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

67059M100

(CUSIP Number of Class of Securities)

Teva Pharmaceutical Industries Ltd.

Train Merger Sub, Inc.

5 Basel Street

P.O. Box 3190

Petach Tikva 49131, Israel

Attention: Austin D. Kim

Phone: 972-3-914-8171

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David Fox

Jeffrey Symons

David Feirstein

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Phone: (212) 446-4800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$269,792,147.54	$34,749.23

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $3.65 net per share in cash and up to $3.15 per share in contingent cash consideration payments and (y) 33,353,736 shares of common stock, par value $0.001 per share (“Shares”) of NuPathe Inc. (“NuPathe”) outstanding as of January 13, 2014, as represented by NuPathe in the Merger Agreement (as defined herein), (ii) the product of (x) 1,222,761 outstanding and unexercised options to acquire Shares as of January 13, 2014, as represented by NuPathe in the Merger Agreement (as defined herein) and (y) the difference between (A) the offer price of $3.65 net per Share and up to $3.15 per share in contingent cash consideration payments and (B) $3.26, which represents the weighted average exercise price of the outstanding and unexercised options as of September 30, 2013, as represented by NuPathe in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed by NuPathe with the Securities and Exchange Commission on November 11, 2013 and (iii) the product of (x) 8,190,290 outstanding and unexercised warrants to acquire Shares as of January 13, 2014, as represented by NuPathe in the Merger Agreement (as defined herein) and (y) the difference between (A) the offer price of $3.65 net per Share and up to $3.15 per share in contingent cash consideration payments and (B) $2.08, which represents the weighted average exercise price of the outstanding and unexercised warrants as of September 30, 2013, as determined by representations of NuPathe in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed by NuPathe with the Securities and Exchange Commission on November 11, 2013.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, is calculated by multiplying the Transaction Valuation by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 34,749.23	Filing Party: Train Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: January 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with any other amendments and supplements thereto, collectively, the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) Train Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Parent”) and (ii) Parent, for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of NuPathe Inc., a Delaware corporation (the “Company”), at a price of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share (less any required withholding tax and without interest) in contingent cash consideration payments, upon the terms and conditions set forth in the offer to purchase dated January 23, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1-9 and 11.

The subsection titled “Litigation” in Section 15 “Certain Legal Matters” of the Offer to Purchase, and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference such information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following at the end of such subsection:

“On February 13, 2014, NuPathe, each of the Company’s directors, Teva and Purchaser entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Bua Amended Action, which sets forth the parties’ agreement in principle for settlement. As explained in the MOU, NuPathe, the director defendants, Teva and Purchaser have agreed to the settlement solely to avoid the costs, disruption, and distraction of further litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for the appropriate certification of a mandatory non opt-out class, for settlement purposes only, that includes any and all record and beneficial owners of NuPathe common stock (excluding defendants, their immediate families and affiliates) during the period beginning on December 15, 2013, through the effective date of the consummation of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them and the release of all asserted claims. The asserted claims will not be released until such stipulation of settlement is approved by the Pennsylvania Court of Common Pleas. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the merger consideration to be received by the Company stockholders.

Additionally, as part of the settlement, NuPathe agreed to make certain additional disclosures related to the Offer and the Merger, which are set forth in Amendment No. 3 (filed February 13, 2014) to the Schedule 14D-9 filed by NuPathe with the SEC on January 23, 2014 (“Amendment No. 3”). Amendment No. 3 should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. As contemplated by the MOU, the release to be contained in the stipulation is in consideration of the additional disclosures in Amendment No. 3. Nothing in Amendment No. 3, this filing or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in Amendment No. 3.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Teva Pharmaceutical Industries Ltd.

By:	/s/ Kobi Altman
Name:	Kobi Altman
Title:	Acting Chief Financial Officer

Train Merger Sub, Inc.

By:	/s/ Austin D. Kim
Name:	Austin D. Kim
Title:	Secretary

Dated: February 14, 2014

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 23, 2014*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instruction for completing the forms*

(a)(1)(G)	Press Release of Teva, dated January 21, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Teva with the Securities and Exchange Commission on January 21, 2014)*

(a)(1)(H)	Press Release of NuPathe, dated January 21, 2014 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by NuPathe with the Securities and Exchange Commission on January 21, 2014)*

(a)(1)(I)	Form of Summary Advertisement, published January 24, 2014 in The New York Times*

(a)(1)(J)	Form of Contingent Cash Consideration Agreement*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex C to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on January 23, 2014)*

(a)(5)(B)	Questions and Answers, dated January 21, 2014 (incorporated by reference to Exhibit A to the Schedule 14D-9C filed by NuPathe with the Securities and Exchange Commission on January 21, 2014)*

(a)(5)(C)	Amended Complaint filed by Monica Bua in the Court of Common Pleas of Delaware County, Pennsylvania on February 10, 2014.*

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated January 17, 2014, by and among Teva, Purchaser, and NuPathe*

(d)(2)	Confidentiality Agreement by and between NuPathe and Teva Pharmaceuticals Inc., dated January 8, 2014 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on January 23, 2014)*

(d)(3)	Subordination Agreement, dated as of January 17, 2014, by and among Teva Pharmaceuticals USA, Inc., NuPathe Inc. and Hercules Technology Growth Capital, Inc.*

(d)(4)	Subordinated Promissory Note, dated January 17, 2014, issued by Nupathe to Teva Pharmaceuticals USA, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Denotes such item was previously filed.